

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2026

Kyle Cerminara
Chief Executive Officer
FG Nexus Inc.
6408 Bannington Road
Charlotte, NC 28226

> **Re: FG Nexus Inc.**
> **Registration Statement on Form S-3**
> **Filed March 27, 2026**
> **File No. 333-294668**

Dear Kyle Cerminara:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Charlotte Young at 202-551-3280 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Jim Prestiano